



Kaplan Voekler Cunningham & Frank PLC

T. Rhys James
Direct Dial: 804.525.1780
Direct Fax: 804.525.1880

rjames@kv-legal.com

SEC
Mail Processing
Section
JUN 12 2013
Washington DC
401

June 11, 2013

VIA FEDERAL EXPRESS

SEC Headquarters
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Offering Statement on Form 1-A of Allegiancy, LLC

To Whom It May Concern:

On behalf of our client, Allegiancy, LLC, a Delaware limited liability company (the "Company"), please find enclosed for filing with the United States Securities and Exchange Commission (the "Commission") seven (7) copies of the Company's Offering Statement on Form 1-A together with all exhibits thereto (collectively, the "Offering Statement").

Pursuant to Section III (1) of the General Instructions to Form 1-A, we inform the Commission that the compensation to be paid to Moloney Securities Co., Inc., as described in the Offering Statement has not yet been cleared by the Financial Industry Regulatory Authority.

If you have any questions or would like further information regarding the Company's Offering Statement, please do not hesitate to contact me at 804-525-1780.

Yours very truly,

T. Rhys James

Enclosures
cc: Robert R. Kaplan Jr., Esq. (w/out encls.)
M. Sadler (w/out encls.)
James A. Riggs (w/out encls.)